Exhibit 99.130

Torque Esports Enters into Definitive Agreement to Acquire 100% of Market-Leading Motorsport Simulator Manufacturer, Allinsports

●	Terms of The Acquisition Increased from 51% to the Purchase of 100% of the Equity in Allinsports

TORONTO, ON (Wednesday, 22 April 2020) – Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) has renegotiated the acquisition of the market-leading motorsport simulator manufacturer, Allinsports, which was originally announced on August 22, 2019.

The Company will now be acquiring 100 percent of Allinsports in exchange for the issuance of 14,500,000 common shares of the Company. In addition, if Allinsports achieves certain EBITDA metrics in fiscal 2021 excluding purchases made by the Company, the Company will make an earnout payment of US$2 million to the former shareholders of Allinsports. Closing of the transaction is expected to occur before the end of April

Founded in 2008 by ex-Formula 1 engineer Anton Stipinovich, Allinsports not only manufactures the most high-end racing simulator systems used by leading race teams globally but in 2018 launched the eRacer esports simulator rigs which immediately became the official sims of the “World’s Fastest Gamer” competition.

Torque will now benefit from strong repeatable revenues from simulator sales in addition to the development of a variety of new products as the racing and esports market rapidly expands.

South African-born Stipinovich founded Allinsports in 2008. Most of his racing years were working for three high-profile Formula 1 racing teams including Ferrari, McLaren, and Red Bull Racing as Head of Research and Development. Over a period of 20 years he has accrued multiple Formula 1 world championships and more than 80 race wins with these top-level race teams.

Anton’s engineering and F1 pedigree has led to his hand-built and customizable Simulators to be the rigs of choice for Formula 1 stars Kimi Raikkonen, Charles LeClerc, Sebastian Vettel, and Nicholas Latifi plus racing legends Fernando Alonso, Juan Montoya, Tony Kanaan, Adrian Fernandez, Rubens Barrichello, and Emerson Fittipaldi to name a few.

Additionally, Allinsports has been the technical partner to the Official Ferrari Driver Academy (NYSE: RACE) since its conception in 2009 which trains future racing stars and supplies bespoke Ferrari simulators to very exclusive clients.

Both the professional full-size and esports simulators are manufactured at Allinsports Italian manufacturing and development base in Maranello, Italy – located only 2.3 miles from the Ferrari factory.

Helping bring Allinsports F1 experience to the esports world is the company’s Technical Director, Giacomo Debbia – a 25-year veteran of the Ferrari Formula 1 team and heads the design team for all simulators.

Update on Financial Reporting

The Company also announces that it will be utilizing the temporary blanket relief granted by the Ontario Securities Commission in Ontario Instrument 51-502 Temporary Exemption from Certain Corporate Finance Requirements (and equivalent relief granted by the other applicable provinces of Canada) to postpone the filing of its interim financial report for the six-month period ending February 29, 2020, the associated management’s discussion & analysis and related filings (the “Interim Filings”), all of which it anticipates filing on or before the revised deadline of June 15, 2020.

The challenges posed by COVID-19 have resulted in a delay in the finalization and filing of the Interim Filings. However, the Company’s board of directors and its management confirm that they are working expeditiously to meet the Company’s obligations relating to the filing of the Interim Filings.

There have not been any material business developments since the date of the last interim financial reports of the Company that were filed.

The Company confirms that its management and other insiders are subject to an insider trading black-out policy that reflects the principles in section 9 of National Policy 11-207: Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions, such that they are in a black-out period until the end of the second trading day after the Interim Filings have been filed under the Company’s profile at www.sedar.com.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 446.6630

Darren Cox, CEO darrencox@torqueesport.com

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